

Mail Stop 7010

November 27, 2007

Brian Barrows, Chief Executive Officer
999 West Hastings Street, Suite 590
Vancouver, BC Canada V6C 2W2

> **Re:**   **Flex Fuels Energy, Inc.**
> **Registration Statement on Form SB-2**
> **November 7, 2007**
> **File No. 333-147211**
>
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2006**
> **Forms 10-QSB for Fiscal Quarters Ended**
> **March 31, 2007, June 30, 2007, and September 30, 2007**
> **File No. 0-52601**

Dear Mr. Barrows:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

The Requirements of Being a Public Company, including compliance with..., page 15

1.	Please revise this risk factor to discuss your prior material weaknesses with respect to disclosure controls and procedures and internal controls over financial reporting. Discuss your prior restatements to your financial statements. If material, discuss the amount of time and resources you have spent to remediate these problems.

Signatures, page 103

2.	Please provide the signature of the Principal Accounting Officer.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2006

Risk Factors

Our Management Team Consists of One Member, Mr. James Laird…, page 17

3.	Please revise this risk factor to discuss the material weaknesses disclosed in the controls and procedures section, and the required restatements to your financial statements. We remind you that, generally speaking, the disclosure in your Form 10-KSB should speak as of the end of the fiscal year.

Controls and Procedures, page 30

4.	Please remove the paragraph that begins, "However, giving full consideration to the material weaknesses described below…", or move it to another part of the filing.

5.	Please clearly disclose when the material weaknesses first began and who identified the material weaknesses. Your current disclosure appears to indicate that the material weakness was first identified in July 2007, while we note that you determined in April 2007 that you had to restate your financial statements for December 31, 2006.

6.	Please expand your discussion of the material weaknesses in your internal control over financial reporting and the consequences of these weaknesses. For example, disclose that you had to twice restate your financial statements for the year ended December 31, 2006 due to certain erroneous entries appearing in your financial statements, and discuss the nature of the restatements.

7.   You state that the material weaknesses in your disclosure controls and procedures have been remedied. Please include the date at which you considered this remediation to be complete.

8.   Please revise your disclosure to indicate the specific steps you took to remediate the material weaknesses, the dates of such corrective actions and any associated material costs. In this regard, explain how you reached the conclusion that the material weaknesses have been remedied.

9.   We note your statement that "[a] control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

10.   Item 308(c) of Regulation S-B requires disclosure of any change in the company's internal controls over financial reporting that has *materially* affected, or is reasonably likely to materially affect, the company's internal controls over financial reporting. Please revise to conform your disclosure to this Item.

Form 10-QSB/A for the Quarter Ended March 31, 2007
Form 10-QSB for the Quarter Ended June 30, 2007
Form 10-QSB for the Quarter Ended September 30, 2007

11.   Please revise the Forms 10-QSB to comply with all applicable comments above. In addition, please correct the language in the Forms 10-QSB for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, which currently states that "In connection with the preparation of this amended *Annual Report*…"

12.   In the Form 10-QSB for the quarter ended September 30, 2007, in response to Item 308(c), please describe in detail the changes in internal controls over financial reporting. Discuss the specific actions taken, when these actions were taken and any associated material costs.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Friedman *(via facsimile)*
        Sean Donahue